ОАО "ЮЖНАЯ ТЕЛЕКОММУНИКАЦИОННАЯ КОМПАНИЯ"

ул. Карасунская, 66, г. Краснодар, Россия 350000
телефон (861)253-20-56, факс (861)253-25-30
телетайп 211402 ЗВУК
e-mail: operator@mail.stcompany.ru

Расчетный счет ____________________

Кор.счет. ____________________

БИК ____________________

ИНН 2308025192, ОГРН 1022301172112
ОКВЭД 64.20, ОКПО 01151037

от 08.05.2007 № 10.3.1/06-1941

на № ________ от ________

SECURITIES AND EXCHANGE
COMMISSION OF THE UNITED STATES
OF AMERICA

450 Fifth Street, NW Washington, DC 20549,
United States

SUPPL

To maintain the effect of the exemption, allowed for Public Joint –Stock Company "Southern Telecommunications Company" by Securities and Exchange Commission (USA) under Rule 12g3-2(b), we are forwarding the following documents to you (file № 33-86928):

1. Notification on the facts that may influence significantly the price of the Issuer's securities.

Please find 1 page enclosed.

V. A. Statuev,
Deputy Director General –
Director for Assets Management and General Matters
"Southern Telecommunications Company" PJSC

Notification on the facts
that may influence significantly the price of Joint –Stock Company's securities
Including the Joint –Stock Company's securities into the list of securities admitted to trading by the organizer of trade in the equity market, and taking the Joint –Stock Company's securities off the said list

1. General	
1.1. Full registered name of the Issuer	***Public Joint –Stock Company "Southern Telecommunications Company"***
1.2. Abbreviated registered name of the Issuer	***"UTK" PJSC***
1.3. Place of the Issuer's business	***66, Karasunskaya Street, Krasnodar, 350000***
1.4. Basic state registration number of the Issuer	***1022301172112***
1.5. Tax-payer's Identification Number (INN) assigned to the Issuer by tax authorities	***2308025192***
1.6. Unique Issuer's code assigned by the registering authority	***00062-A***
1.7. URL of the Internet page used by the Issuer for information disclosure	***http://www.stcompany.ru***

2. Substance

2.1. Full registered name of the Organizer of trade in the equity market: ***Closed Joint –Stock Company "MICEX Stock Exchange".***

2.2. Kind, category, type of the Issuer's securities included in or taken off the list of securities that can be traded by the organizer of the trade on the equity market:
Series 02 non-convertible interest-bearing documentary pay-to-bearer bonds

2.3. Amount of the Joint-Stock Company's securities under placement in case the Joint-Stock Company's securities are allowed to be traded by the organizer of the trade on the equity market during their placement:
The bond issue has been redeemed due to coming of the maturity date

2.4. Name of the Quotation List in which the Joint-Stock Company's securities are included or from which they are excluded, in case the Joint-Stock Company's securities are allowed to be traded in the stock exchange; in case the Joint-Stock Company's securities are allowed to be traded in the stock exchange without listing procedure – information about such case:
Series 02 non-convertible interest-bearing documentary pay-to-bearer bonds (state registration number 4-06-00062A) were excluded from the MICEX A2 Quotation List (decision of MICEX SE Executive Board of 13 April 2007, Minutes № 25).

3. Signature		
3.1. Deputy Director General – Director for Assets Management and General Matters	(signature)	A. Statuev
3.2. Date " 2 " May 2007	Official seal	

END